Mail Stop 4561

September 12, 2007

VIA U.S. MAIL

Lee Horwitz
CFO
Morgan Stanley Spectrum Global Balanced L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

>   **Re: Morgan Stanley Spectrum Global Balanced L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 8, 2007**
>   **Form 10-Qs for Quarterly Periods Ended March 31, 2007**
>   **and June 30, 2007**
>   **Filed May 14, 2007 and August 13, 2007, respectively**
>   **File No. 000-26340**

Dear Mr. Horwitz:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Financial Condition

1. We note you have recorded unrestricted cash and restricted cash on your
    statements of financial condition. Please tell us and disclose the nature of the
    restrictions and how you determined the allocation of your cash between
    unrestricted and restricted since all cash appears to be commingled in your trading
    accounts.

Statements of Operations

2. We note you do not include the weighted average number of units outstanding.
    Please tell us how you have complied with Item 601(b)(11) of Regulation S-K, or
    tell us why you believe it was not necessary to disclose this information.

Exhibit 31.1 and 31.2

3. We note that you have made certain modifications to the exact form of the
    required certifications including a change to the required phrase "and the audit
    committee of the registrant's board of directors" in paragraph 5 and a change to
    the required phrase "other certifying officer(s)" in paragraphs 4 and 5. Please
    discontinue the use of modifications in future filings as certifications required
    under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set
    forth in Item 601(b)(31) of Regulation S-K. Additionally, we note that the
    identification of the certifying individual at the beginning of the certification
    includes the title of the certifying individual. In future filings, the identification
    of the certifying individual at the beginning of the certification should be revised
    so as not to include the individual's title.

Form 10-Qs for the quarterly periods ended March 31, 2007 and June 30, 2007

Financial Statements

4. Please include a schedule of investments as of each period-end for which you
    provide Statements of Financial Condition. Reference is made to 7.01 of the
    AICPA's Audit and Accounting Guide, *Audits of Investment Companies.*

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Howard Efron, Staff Accountant at (202) 551-3439, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief